


BB 11/01

06050259

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

JAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

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SEC FILE NUMBER

8-32699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___4/30/04___ AND ENDING ___10/31/05___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ponder Securities Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

217 WEST MONROE STREET
(No. and Street)

HERRIN, ILL 62948
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
618/942-7321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman, Kallick

(Name – *if individual, state last, first, middle name*)

| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

NOV 08 2002

THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 23 2006
BRANCH OF REGISTRATIONS
AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____, as of

_____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ponder Securities, Inc.

Financial Statements for the
Year Ended October 31, 2005

Ponder Securities, Inc.

Year Ended October 31, 2005

Contents



Blackman Kallick Bartelstein LLP
A member of HLB International

Phone 312/207-1040
Fax 312/207-1066
www.bkadvice.com

10 South Riverside Plaza
Suite 900
Chicago, IL 60606

Independent Auditor's Report

Board of Directors
Ponder Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of **Ponder Securities, Inc.** as of October 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Ponder Securities, Inc.** as of October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles accepted in the United States of America.

As explained in Notes 1 and 3 to the financial statements, **Ponder Securities, Inc.** is the wholly owned subsidiary of Ponder & Co. and all consulting and administrative services of the company are provided by the parent company.

Blackman Kallick Bartelstein, LLP

November 18, 2005

Ponder Securities, Inc.

Statement of Financial Condition

October 31, 2005

Assets

Current Assets - Cash $ <u>15,000</u>

Stockholder's Equity

Stockholder's Equity
Common stock - No par value; authorized,
 issued and outstanding - 1,000 shares $ 8,000
Retained earnings <u>7,000</u>

    Total Stockholder's Equity $ <u>15,000</u>

The accompanying notes are an integral part of the financial statements.

Ponder Securities, Inc.

Statement of Income

Year Ended October 31, 2005

Revenue		
Fees	$	2,963,387
Expenses		
Fees paid to Ponder & Co.		2,963,387
Net Income	$	-

The accompanying notes are an integral part of the financial statements.

Exhibit C

Ponder Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended October 31, 2005

| | Total | Common Stock | | Retained Earnings |
		Shares	Amount	
Balance, Beginning and End of Year (No change during current fiscal year)	$ 15,000	1,000	$ 8,000	$ 7,000

The accompanying notes are an integral part of the financial statements.

Ponder Securities, Inc.

Statement of Cash Flows

Year Ended October 31, 2005

Cash Flows from Operating Activities - Net Income	$	-
Net Increase in Cash		-
Cash, Beginning of Year		15,000
Cash, End of Year	$	15,000

The accompanying notes are an integral part of the financial statements.

- 5 -

Note 1 - Industry Operations

Ponder Securities, Inc. (the Company), is a registered securities broker-dealer company that provides investment banking and financial advisory services to not-for-profit hospitals throughout the United States of America. These services are provided in conjunction with the consulting services that are provided by Ponder & Co. (the Parent Company), an Illinois subchapter S corporation, the Company's sole stockholder.

Note 2 - Summary of Significant Accounting Policies

Cash

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Income Taxes

The Company files a consolidated income tax return with its Parent Company.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

For transactions related to the Company's customer bond offerings, revenue is recognized once a bond purchase agreement has either been signed or the sale of the bonds has been completed. For interest swap or derivative financing transactions, revenue is recognized once the Company's customers and financial institutions execute the transaction.

Note 3 - Related Party Transactions

By agreement, the Company pays a fee to its parent that approximates revenue received. The Parent Company pays all compensation, which is transactionally based. Other expenses of the Company are negligible and are paid by the Parent Company.

Note 4 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Per this rule, the Company, as a broker-dealer, is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined.

Net capital and net capital requirements change from day to day but, as of October 31, 2005, the Company had net capital and net capital requirements of approximately $15,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of dividends.

Blackman Kallick Bartelstein LLP
A member of HLB International

Phone 312/207-1040
Fax 312/207-1066
www.bkadvice.com

10 South Riverside Plaza
Suite 900
Chicago, IL 60606

Independent Auditor's Report on Supplemental Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Ponder Securities, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of **Ponder Securities, Inc.** as of and for the year ended October 31, 2005, and have issued our report dated November 18, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of computation of net capital requirement and exemptive provisions under Rule 15c3-3 are presented for analysis purposes and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick Bartelstein, LLP

November 18, 2005

Ponder Securities, Inc.

Financial and Operational Combined Uniform Single Report Part IIA

October 31, 2005

Broker or Dealer: Ponder Securities, Inc.	As of October 31, 2005

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition - Item 1800	$ 15,000	[3480]
2	Deduct: Ownership equity not allowable for Net Capital	$ -	[3490]
3	Total ownership equity qualified for Net Capital	$ 15,000	[3500]
4	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital	$ -	[3520]
	B. Other (deductions) or allowable credits (List)	$ -	[3525]
5	Total capital and allowable subordinated liabilities	$ 15,000	[3530]
6	Deductions and/or charges:		

6 A. Total nonallowable assets from
Statement of Financial Condition (Notes B and C) $ -   [3540]

     1 Additional charges for customers' and
     non-customers' security accounts $ -   [3550]

     2 Additional charges for customers' and
     non-customers' commodity accounts $ -   [3560]

B. Agreed fail-to-deliver $ -   [3570]
     1 Number of items _____ [3450]

C. Aged short security differences-less
     reserve of $_____ [3460] $ -   [3580]
     number of units _____ [3470]

D. Secured demand note deficiency $ -   [3590]

E. Commodity futures contracts and spot commodities-
     proprietary capital charges $ -   [3600]

F. Other deductions and/or charges $ -   [3610]

G. Deductions for accounts carried under Rule 15c3-1(a)(6),
     (a)(7), and (c)(e)(x) $ -   [3615]

H. Total deduction and/or charges $ -   [3620]

7 Other additions and/or allowable credits (List) $ -   [3630]

8 Net Capital before haircuts on securities positions $ 15,000   [3640]

See independent auditor's report on supplemental information.

Ponder Securities, Inc.

Financial and Operational Combined Uniform Single Report Part IIA

October 31, 2005

9   Haircuts on securities
(computed, where applicable, pursuant to 15c3-1(f):

A.	Contractual securities commitments	$ -	[3660]		
B.	Subordinated securities borrowings	$ -	[3670]		
C.	Trading and investment securities:				
	1 Bankers' acceptances, certificates of deposit and common paper	$ -	[3680]		
	2 U.S. and Canadian government obligations	$ -	[3690]		
	3 State and municipal government obligations	$ -	[3700]		
	4 Corporate obligations	$ -	[3710]		
	5 Stocks and warrants	$ -	[3720]		
	6 Options	$ -	[3730]		
	7 Arbitrage	$ -	[3732]		
	8 Other securities	$ -	[3734]		
D.	Undue concentration	$ -	[3750]		
E.	Other (List)	$ -	[3736]	-	[3740]
10	Net Capital			$ 15,000	[3750]

Omit Pennies

See independent auditor's report on supplemental information.

Ponder Securities, Inc.

Financial and Operational Combined Uniform Single Report Part IIA

October 31, 2005

Broker or Dealer: Ponder Securities, Inc.   As of October 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11 Minimum Net Capital required (6 2/3% of line 19)	$ -	[3756]
12 Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	[3758]
13 Net Capital requirement (greater of line 11 or 12)	$ 5,000	[3760]
14 Excess Net Capital (line 10 less 13)	$ 10,000	[3770]
15 Excess Net Capital at 100% (line 10 less 10% of line 19)	$ 15,000	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16 Total A.I. liabilities from Statement of Financial Condition			$ -	[3790]
17 Add:				
A. Drafts for immediate credit	$ -	[3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]		
C. Other unrecorded amounts (List)	$ -	[3820]	$ -	[3830]
18 Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(t)(vii))			$ -	[3838]
19 Total aggregate indebtedness			$ -	[3840]
20 Percentage of aggregate indebtedness to Net Capital (line 19 ÷ by line 10)			% -	[3850]
21 Percentage of aggregate indebtedness to Net Capital after anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)			% -	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22 2% of combined Aggregate Debt items as shown in Formula for Reserve Requirements pursuant to Rule 1 5c3-3 prepared as of date of the Net Capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	[3870]
23 Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note (A)	$ -	[3880]
24 Net Capital requirement (greater of line 22 or 23)	$ -	[3760]
25 Excess Net Capital (line 10 less 24)	$ -	[3910]
26 Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	% -	[3851]
27 Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	% -	[3854]
28 Net Capital in excess of the greater of:		
A. 5% of combined Aggregate Debit items or $120,000	$ -	[3920]

See independent auditor's report on supplemental information.

OTHER RATIOS

Part C

29 Percentage of debt to debt-equity total computed in accordance with Rule I 5c3-I(d)	%	-	[3860]
30 Options deductions/Net Capital ratio (1,000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital	%	-	[3852]

NOTES:

(A) The minimum Net Capital requirement should be computed by adding the minimum dollar Net Capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1 Minimum dollar Net Capital requirement or
    2 6 2/3% of aggregate indebtedness or 2% of Aggregate Debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

See independent auditor's report on supplemental information.

Broker or Dealer: Ponder Securities, Inc.	As of October 31, 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15C3-3 (Continued)

EXEMPTIVE PROVISIONS

28 If an exemption from Rule 15c3-3 is claimed, identify below the section
upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 $ _____ - _____ [4550]

B. (k)(2)(A) — Special Account for the Exclusive Benefit of customers maintained $ _____ - _____ [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-
dealer on a fully disclosed basis
Name of clearing firm_____Lehman Brothers, Inc._____[4335] $ _____ - _____ [4570]

D. (k)(3) — Exempted by order of the Commission $ _____ - _____ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of items of:

1 Customers fully paid securities and excess margin securities not in the
respondents possession or control as of the report date (for which instructions to
reduce to possession or control had been issued as of the report date) but for
which the required action was not taken by respondent within the time frame
specified under Rule 15c3-3 Notes A and B $ _____ - _____ [4586]

   A. Number of items   _____ - _____ [4587]

2 Customers fully paid securities and excess margin securities for which
instructions to reduce possession or control had not been issued as of the report
date, excluding items arising from temporary lags which result from normal
business operations as permitted under Rule 15c3-3 Notes B, C and D $ _____ - _____ [4588]

   A. Number of items   _____ - _____ [4589]

3 The system and procedures utilized in complying with the requirement to
maintain physical possession or control of customers fully paid and excess
margin securities have been tested and are functioning
in a manner adequate to fulfill the requirements of Rule 15c3-3....Yes_____[4584]   No _____ - _____ [4585]

OMIT PENNIES

See independent auditor's report on supplemental information.

Ponder Securities, Inc.

Financial and Operational Combined Uniform Single Report Part IIA

October 31, 2005

NOTES:

A- Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B- State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C- Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D- Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

See independent auditor's report on supplemental information.

Blackman Kallick Bartelstein LLP
A member of HLB International

Phone 312/207-1040
Fax 312/207-1066
www.bkadvice.com

10 South Riverside Plaza
Suite 900
Chicago, IL 60606

Independent Auditor's Report on Internal Control

Board of Directors of
Ponder Securities, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of **Ponder Securities, Inc.** (the Company) for the year ended October 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of October 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick Bartelstein, LLP

November 18, 2005